

August 11, 2011

Via U.S. Mail
Mr. Douglas Feirstein
Chief Executive Officer
Upstream Worldwide Inc.
200 E. Broward Blvd., Suite 1200
Ft. Lauderdale, FL 33301

      Re: **Upstream Worldwide Inc.**
                   Form 10-K for the fiscal year ended December 31, 2010
                   Filed March 31, 2011
                   File No. 0-50494

Dear Mr. Feirstein:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical accounting policies

Revenue Recognition, page 5

1. Refer to the precious metals revenue recognition accounting policy. We note that you recognize revenue upon melting of the precious metals and the validation of the quality and quantity of each precious metal by the Refinery. Explain to us how you determine the amount recognized as revenue.

2. Regarding the cellular phones, we note that you appraised the phones upon receipt from the public and that you use the appraised value to determine the price at which you sell

the phone to ReCelluar. Does ReCellular pay you a percentage of the appraised value? Explain to us how you determine the amount recognized as revenue.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director